[Letterhead of Dollar General Corporation]

February 2, 2009

Mr.  H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

RE:

SEC Staff Comment Letter Regarding Dollar General Corporation

Form 10-K for the Fiscal Year Ended February 1, 2008, Filed March 28, 2008, and Form 10-Q for the Fiscal Period Ended October 31, 2008, Filed December 3, 2008

File No. 1-11421

Dear Mr. Owings,

This will confirm my telephone conversation today with Mr. Fieldsend wherein it was agreed that Dollar General Corporation will provide a response to the above-referenced comment letter within 15 business days of January 30, 2009.

Please contact the undersigned should you have any questions.

Sincerely,

/s/ Christine L. Connolly

Christine L. Connolly

Corporate Secretary and Chief Compliance Officer